CROSS LAKE MINERALS LTD.

082-02636

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Alan Boon		
Re:	News Releases		

SUPPL

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

09046110

RECEIVED 2009 MAY 18 A 2:46

dlw 5/18

Suite 108 – 4664 Lougheed Highway
Vancouver, BC V5C 5T5
Phone: (604) 759-0876 Fax: (604) 759-0870

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 108 – 4664 Lougheed Highway, Burnaby, B.C. V5C 5T5
Tel.: (604) 759-0876 / Fax.: (604) 759-0870

12(g) No. 82-2636

Creditors Approve Plan of Compromise and Arrangement

May 8, 2009 – Vancouver, British Columbia – Cross Lake Minerals Ltd. (**"Cross Lake"** or the **"Company"**) reports that, at the Creditors Meeting held earlier today, the creditors of the Company approved an amended and restated plan of compromise and arrangement (the **"Plan"**), which amended, in a number of technical respects, the plan of compromise and arrangement filed by the Company on April 7, 2009 pursuant to *Companies' Creditors Arrangement Act* and the British Columbia *Business Corporations Act.*

The completion of the arrangement provided for in the Plan is subject to a number of conditions, including the granting of a final Court order approving the Plan. It is anticipated that the Company will apply to Court for a final order approving the Plan on or about May 14, 2004.

Additional information filed by the Company or the Monitor appointed by the Court related to the filing of the Plan is available on the Monitor's website at www.pwc.com/car-crosslake.

For further information, please contact:

Cross Lake Minerals Ltd.
Alan Boon, President and CEO
(604) 759-0876 or visit our website at www.crosslakeminerals.com